Mr.John D. Reynolds

Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

Dear Mr. Reynolds,

The purpose of this communication is to answer your recent comment letter of December 9, 2005 regarding the Form 10SB of Frezer, Inc.

Part1

Item I. Business

Reports to Security Holders

1.  As you have stated in the second paragraph of this section, you are subject to the reporting requirements. Please revise the first paragraph which differs in this regard.

The paragraph has been changed to read:

“The Company is currently subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. The Company intends  to file annual and quarterly reports with the Securities and Exchange Commission ("SEC") and to yearly distribute an annual report, which shall include audited financial statements to its shareholders of record. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F Street, NE Washington DC 20549. The public may obtain information on the operation of the SEC's Public Reference

Room by calling the SEC at 1-800-SEC-0330. The public may also access our reports to the SEC through the SEC’s website which is www.sec.gov. This website site contains reports, proxy and information statements, and other information regarding issuers that file with the SEC.

This Form 10SB, unless voluntarily withdrawn by us or becomes subject to a stop order by the SEC, which to our knowledge has not occurred, became effective on July 30, 2005, at which point we became subject to SEC reporting requirements. We may be required to address additional comments by the SEC regarding this Form 10SB.”

Item 2. Management's Plan of Operations

2.   We note your disclosure concerning the company's need to register the distribution of the shares from Bio-Matrix Scientific Group to the shareholders. However, we note the following disclosure in SLB 4 concerning the spin-off of securities:

The parent must provide adequate information to its shareholders and the trading Markets-- Whether the parent provides adequate information about the spin-off and the subsidiary to its shareholders and the trading markets depends on whether the subsidiary is an Exchange Act reporting company or a non-reporting company before and after the spin-off. If the subsidiary is a non-reporting company, the parent provides adequate information if, by the date it spins-off the securities:

*    it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and

*    the subsidiary registers the spun-off securities under the Exchange Act.

Valid Business Purpose for Spin-Off— When there is a valid business purpose for a spin-off, it is less likely that the parent indirectly will receive value for the spun-off shares through the creation of a market in those securities. The Division has recognized the following as examples of valid business purposes for a spin-off:

*   allowing management of each business to focus solely on that business;

*   providing employees of each business stock-based incentives linked solely to his or her employer;

*    enhancing access to financing by allowing the financial community to focus separately on each business; or

*    enabling the companies to do business with each other's competitors.

hi our view, there is not a valid business purpose for a spin-off when the purpose is:

*   creating a market in the spun-off securities without providing adequate information to the shareholders or to the trading markets;

*   the creation of a public market in the shares of a company that has minimal operations or assets; or

*    the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.

Other than the business purposes discussed above, the facts of a particular situation will determine whether the business purpose is valid. Accordingly, the parent must determine whether there is a valid business purpose for the spin-off.

Please provide a discussion, including supplemental materials as necessary, to support your view that (i) the parent has provided adequate information to its shareholders and the trading markets and that (ii) there is a valid business purpose for the spin-off transaction. We may have further comment,

(i) BMXG had supplied to shareholders an information statement which BMXG felt substantially complied  in all relevant aspects with  the informational requirements of Regulation 14C . Frezer   feels that the  filing of it’s  Form 10SB with the Commission, prior to the actual distribution to shareholders, provided  audited financial information, as well as  information  regarding the business and its management, which was  readily accessible to all shareholders .

(ii) Bio- Matrix scientific Group’s  (BMXG)  management  regularly reviews possible strategies and transactions to enhance BMXG's competitiveness and to position its assets and businesses in a manner that would increase the value of those assets and of BMXG's businesses and operations. At the time of the distribution, BMXG's management has adopted a  strategic plan to focus on BMXG's  medical instrumentation business and  separate the cellular storage (stem cell)business.

The principal business reasons for the recommendation of BMXG's Board of Directors to pursue the distribution of Frezer was in order that both of BMXG and Frezer would be able to (1) focus on their respective core business and (2) enhance access to funding by making both of Frezer and BMXG pure plays in their respective fields of operations. The strategy  was effective in that Frezer was able to raise over $300,000 through the sale of stock to accredited investors pursuant to regulation D, Rule 506 since the distribution and thus we feel the spin off was successful in serving the purpose of “ enhancing access to financing by allowing the financial community to focus separately on each business”

BMXG is of the opinion that the Frezer shares distributed to BMXG shareholders did not require registration under the Securities Act of 1933, as amended. Section 5 of the Securities Act requires registration prior to any "sale" of securities. Section 2(3), which defines "sale" as "every contract or sale or disposition of a security...for value," implicitly recognizes that no "sale" takes place where a stockholder makes no investment decision and gives no consideration for the security, which he or she is to receive.

The Distribution did not involve an "offer to sell" or "sale" of a security under Section 2(3)

of the Securities Act because there was no disposition by BMXG of securities for value and no new investment decision by holders of BMXG securities receiving Frezer shares in the distribution. BMXG’s stockholders did not provide any consideration to BMXG for the Frezer shares received in the distribution. The distribution consisted of a gratis, pro-rata distribution in kind to all of BMXG stockholders, who had no choice regarding the distribution. BMXG has been advised that under applicable Delaware corporate law, the distribution did not require stockholder approval, and no such approval was sought.

In Securities Act Release No. 33-4982, the SEC expressed its concern regarding the acquisition of the shares of a shell or inactive corporation by a publicly held company that then distributes the shares so acquired to the public company's shareholders. Such transactions effectuate a public distribution of the distributed shares without compliance with the registration provisions of the Securities Act. The SEC stated that such a distribution was a "sale" within the meaning of Section 2(3) of the Securities Act because the distribution did not "cease" at the point of receipt by the initial distributees of the shares but continued into the trade market involving sales to the investing public at large.

The distribution did not involve the creation of a public trading market of securities of a non-reporting company . There has never been, and there does not now exist, any public market for the capital stock of Frezer. Shares distributed contained significant restrictions on transfer to ensure that such a public trading market would not exist prior to registration under the Exchange Act. The stock certificates evidencing the Frezer Stock  bear legends referring to such restrictions, and Frezer has issued stop transfer instructions to its transfer agent assure compliance with the foregoing restrictions.

Item 5. Directors, Executive Officers, Promoters and Control Persons Philip Watts. PhD (37V- Director of Research and Development

Please disclose a basis for your assertions that Philip Watts is "currently recognized as a world leader in landslide hazards research." Support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. To the extent practicable, supplementally provide, a list of cites of the referenced scientific papers he has authored and the popular scientific papers in which he is featured, with a view toward disclosure; and supplementally identify each television special in which he is featured, with a view toward disclosure.

In regards to Dr. Watts,  we have deleted  the phrase "currently recognized as a world leader in landslide hazards research." From the Filing

Geoffrey O'Neill.PhD (57) - President

Please disclose a basis for your assertions that "Dr. O'Neill is a "visionary and pioneer in his field." Support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference.

In regards to Dr. O’Neill,  we have deleted  the phrase " Dr. O'Neill is a "visionary and pioneer in his field." from the Filing

5.  Provide the name of the entity providing any award or honor and the requirements for receiving the honor or award, including Dr. O'Neill's Jean Julliard Prize for Outstanding Research from the International Society of Blood Transfusion and International Society of Hematology, presented in Budapest, Hungary and his JM Foundation Award, New York, for innovative research.

The Jean Julliard Prize was awarded to Dr. O’Neill in 1982 for "The Genetic control of complement C4 (Chido and Rogers) and linkage to HLA" . Verification can be obtained through The International Society of Blood Transfusion . The International Society of Blood Transfusion (www.isbt-web.org) is a scientific society, founded in 1935, which brings together professionals involved in blood transfusion and transfusion medicine from more than 85 countries.

Dr. O’Neill’s award can be viewed by linking to

 http:www.isbt-web.org/jean_julliard_prize/winners.asp

The JM Foundation is a New York based philanthropic organization which bestows grants, termed Awards, to various organizations. The award is granted to post doctoral trainees by merit of their research.

The Address of the JM Foundation is 60 E. 42nd St., Rm. 1651, New York, NY 10165

The paragraph in question  in the Filing  has been amended to read:

“.  In 1982, Dr. O'Neill was the recipient of the Jean Julliard Prize for Outstanding Research. This Award was granted by the International Society of Blood Transfusion, presented in Budapest, Hungary. The International Society of Blood Transfusion is a scientific society, founded in 1935 which brings together professionals involved in blood transfusion and transfusion medicine from more than 85 countries.

In April 1975, Dr. O’Neill was awarded the JM Foundation Award from the JM Foundation, a New York based philanthropic organization that makes grants (awards) to various organizations and institutions. The JM Foundation award is given to post doctoral trainees by merit of their research. This award, which was given to Dr, O’Neill while a post doctoral fellow at Memorial Sloan-Kettering Cancer center, resulted in a grant to Memorial Sloan-Kettering Cancer Center.”

Cite the three publications or published articles by Dr. O'Neill, as author or coauthor, which primarily focused on stem cell biology. Supplementally  provide us with the complete articles. Name all the journals which have published the other articles.

1 Kagan WA, O’NeillGJ, IncefyGS, GoldsteinG, Good RA: Introduction of human granulocyte differentiation in vitro by ubiquitin and thymopoietin. Blood 50:275, 1977

2. O’Neill GJ, Yang SY, Dupont B:Two HLA-linked loci controlling human complement C4. Proc.Natl.Acad Sci USA 75:5165, 1978

3. Maharaj D, Lewis-Ximenez, Riley R, Gomez O, O’Neill GJ: Serum G-CSF levels in patients undergoing G-CSF/chemotherapy mobilized peripheral stem cell harvest. Blood 84:1380, 1994

Copies of these articles have been mailed to the Commission .

Journals which have published other articles of Geoffrey O’Neill

Immunology

Annals of Immunology

Journal of Reticuloendothelial Society

Journal of Immunology

Blood

Cellular Immunology

Proceedings of the National Academy of Science (USA)

Nature

Transplantation Proceedings

New England Journal of Medicine

Transplantation

Immunobiology

Tissue Antigens

American Journal of Human Genetics

Clinical Immunology and Immunopathology

Human Genetics

Prenatal Diagnosis

Seminars in Haematology

Vox Sanguinis

The Lancet

Diabetologia

Neurology

Immunogenetics

International Journal of Cancer

Diabetes

Kidney International

Clinical and Experimental Immunology

Birth Defects

Disclose the basis for all your assertions regarding Cryo-Cell International and supplementally provide us with copies of, or excerpts from, reports or publications which you reference. It is sufficient to cite Cryo-Cell's reports filed with the Commission, but do not cite Cryo-Cell’s website. It is insufficient to state: "according to Cryo-Cell." in addition, except for the information from CryoCell's filings with the Commission, it is necessary to file as an exhibit Fletcher's written consent to the use of its name in the registration statement.

We have deleted all reference to Cryo-Cell from our filing except to state that Dr. O’Neill was employed there and his title

Management's Discussion and Analysis

In "Description of Business - Government Regulations", you state your licensing with the State of California should be completed around May 2006. Revise to clarify how you can expect to generate revenue by December of 2005 when your licensing will not be complete before approximately May 2006.

We were of the opinion that we would be able to operate our facility and accept cellular storage cases during the process of being reviewed for a license. We have recently been informed by the proper licensing authorities that is not permitted, and that we will be required to be fully licensed prior to accepting cases. We have amended our filing accordingly.

Plan of Operations

9.  Please revise to eliminate the apparent typographical error in the following statement in the fifth paragraph from the end of this section; "(ii) We anticipate, in the event that funding is obtained and revenues are realized, to engage in the following research and development activities over the period beginning on October 5, 2005 and ending on October 5,2005,2006 (emphasis added)."

The statement has been amended to read as follows:

“We anticipate, in the event that funding is obtained and revenues are realized, to engage in the following research and development activities over the period beginning on January 2, 2006 and ending on January 2, 2007:”

Certain Relationships and Related Transactions

10. Please expand your response to comment number 38 of our prior letter dated September 26, 2005. It is necessary to address the issue of whether or not, in an arms length transaction, you would have paid approximately the same as Bio-Matrix is responsible for, pursuant to its lease. For example, do you need all the space you have rented? Is the space appropriate for your needs? Have you made, or will you make, significant alterations to the space? Disclose whether your rent was determined solely by the fact that Bio-Matrix is responsible for that amount.

We consider this transaction to be an arms length transaction due to the facts that:

1) We would have paid another lessor approximately the same as Bio-Matrix is responsible for,  as that is market rate. As that is market rate, we would not have paid materially more but do not feel we would have been able to lease similar space for considerably less, therefore we do not feel that our rent was determined solely by the fact that Bio-Matrix is responsible for that amount but was instead dictated by market forces

2) The space is appropriate and necessary for our needs and no significant alterations have been made or are required

Recent Sales of Unregistered Securities

11. Please comply with Item 701(d) of Regulation C of the Securities Act with regard to: the sale of the company's securities to Bio-Matrix Scientific Group, Inc.; and the November 10, 2005 sale of the company's securities.

We have been informed that you mean Item 701(d) of Regulation SB. The section has been amended to read as follows:

“On May 4, 2005 Company issued 6,035,501 shares of common stock in exchange for $50,200 in cash and $1,000 of services to Bio-Matrix Scientific Group, Inc., its former parent company. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended. The net proceeds were used for general working capital purposes.

On November 10, 2005, Frezer Inc. closed (the "Closing") the sale of 1,650,000 restricted shares (the "Shares") of our common stock, par value $0.001 per share (the "Common Stock"), at an aggregate purchase price of $247,500 to two purchasers, both of whom are “accredited investors” as “accredited investor” is defined in Rule 501 of Regulation D, promulgated under the Securities Act of 1933, as amended (“Securities Act”).

The net proceeds of the sale, which were  $247,500, will be utilized for general working capital purposes. We estimate that these net proceeds will be sufficient to fulfill our capital needs through December 31, 2006.

No underwriters were retained to serve as placement agents for the sale. The Shares were sold directly through the management of the Company.  No commission or other consideration was paid in connection with the sale of the Shares.

The offer and sale of the Shares was exempt from the registration provisions of the Securities Act by reason of Section 4(2) thereof and Rule 506 of Regulation D thereunder. Management made its determination of the availability of such exemption based upon the facts and circumstances surrounding the offer and sale of the Shares, including the representations and warranties made by the purchasers and the fact that restrictive legends were placed on, and stop transfer orders placed against, the certificates for the Shares.

On November 23, 2005 we closed the sale of an additional 333,333 shares of Common Stock to one purchaser, who was an accredited investor.  The net proceeds of that sale, which were  $100,000, will be utilized for general working capital purposes.  We estimate that these net proceeds, along with proceeds from the aforementioned private placement will be sufficient to fulfill our capital needs through December 31, 2006 and allow further development of our business model at a modestly faster rate than previously anticipated, although no assurance can be given that it will do so.

The offer and sale of the shares of Common Stock was exempt from the registration provisions of the Securities Act by reason of Section 4(2) thereof and Rule 506 of Regulation D thereunder. Management made its determination of the availability of such exemption based upon the facts and circumstances surrounding the offer and sale of the shares of Common Stock , including the representations and warranties made by the purchasers and the fact that restrictive legends were placed on, and stop transfer orders placed against, the certificates for the shares of Common Stock .

No underwriters were retained to serve as placement agents for the sale. The shares of Common Stock  were sold directly through the management of the Company. No commission or other consideration was paid in connection with the sale of the shares of Common Stock.

Financial Statements Statement of Operations

12. In "Number of Employees" you state you have eight full time employees, in response to our previous comment 15, you state you have paid two employees. Hence, it appears the remaining employees are not being paid. Please tell us why you have not accrued for their wages in the financial statements. Since these employees are also currently employed by your former parent, please explain to us why a portion of their compensation is not being allocated and recognized as expense in your financial statements. See SAB Topic IB. Also, we reiterate our request for you to disclose whether the financial statements actually reflect all costs of doing business.

Other than Koos, O’Neil, and Pockett, the  other  full time employees mentioned had given strong assurance to the Company that they agree to begin working for Frezer upon reaching a mutually acceptable agreement with the Company regarding compensation. As no actual work for Frezer has as yet been performed by other than Koos, O’Neil, and Pockett, no compensation has of yet been accrued, and no portion of their compensation from our former parent is being allocated and recognized as expense in our financial statements.

Dr. Watts is still in negotiation regarding assuming  the position of Director  of Research and Development and shall commence employment upon reaching a mutually acceptable agreement with the Company. Dr. Lambert  after months of negotiation, has agreed to work in a scientific advisory capacity on  projects for Frezer on a  project by project basis as an independent consultant. As he will not be an officer or employee, we have removed all reference to him in the Filing.

While both of the  Company and the  individuals mentioned , less Dr. Lambert,   feel highly confident that such agreements shall be entered into shortly, we now feel  that a more accurate disclosure would be to amend our filing to read:

“The Company currently employs three (3) full time employees and 0 part time employees . While all of our employees are also currently employed by our former parent on a part time basis, there is not, and never has been, an obligation by our former parent to compensate our employees for services rendered to us, nor is employment by us conditional to employment by our former parent. Frezer is not now, has not ever been, and does not intend to be, obliged to provide the services of our present or future employees to our former parent. Our former parent is not now, has not ever been, and to our knowledge does not endeavor to be, obliged to provide the services of its present or future employees to us.  Frezer is currently in the process of finalizing employment agreements with an additional three full time employees. While Frezer is confident that it will finalize these arrangements, no assurance can be given that Frezer shall actually do so.”

Form 10-QSB for the period ended September 30,. 2005

13. Please amend the form to conform to the amended Form 10-SB.

The  Form 10-QSB for the period ended September 30,. 2005 is currently being amended and Edgarized and shall be filed with the Commission either with the Form 10SB or shortly thereafter

Sincerely,

Goeffrey O'Neill,

 President , Frezer, Inc

1010 University Avenue Suite 40

 San Diego, CA 92103